DLT Resolution Inc. 5940 S. Rainbow Blvd Ste 400-32132 Las Vegas NV 89118 (702) 796-6363

February 26, 2019

Charles Eastman

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

202-551-3794

Email:  EastmanC@sec.gov

Re:	DLT Resolution Inc.
Form 10-K filed April 13, 2018 CIK 0001420368

Dear Mr. Eastman,

This letter is in response to your comment letter dated February 12, 2019 and the subsequent telephone conversation between you and the undersigned. It would be appreciated for you to reference the letter we had uploaded to EDGAR on January 7, 2019 when considering the content of this letter.

On January 14, 2019 we issued an 8-K that announced the disposition of all but 10% of our interest in AJD Data Services Ltd. and a change in Certifying Accountant. We have been exchanging information and discussing extensively the referenced Audit of AJD Data Services Ltd. with our Professional Advisors for some time. We regret to inform you that we are being advised that the books of the company, from its inception in December 2017 through to its acquisition by DLT Resolution Inc. on January 21, 2018, are not able to be Audited.

The primary reason for this is that we do not have adequate access to the documents and books of accounts for this period. We reference the 8K filing on August 4, 2018 where we disclosed being served a statement of claim by a minority shareholder and former Officer of AJD Data Services Ltd. who administered the Company prior to its Acquisition by DLT Resolution. While we have been successful in the litigation by having the claim amended to a simple wrongful dismissal and later the entire action stayed due to the plaintiff being in bankruptcy, the relationship is hostile and toxic with this party.

At time of writing we are reaching out to Legal Counsel to assist us to determine what may be done in this matter.

As it relates to the 10-K Audit for DLT Resolution Inc. for the year end Dec 31, 2018, our Accountants are comfortable with the opening balances and other items relating to this reporting period and expect to file our Form 10-K on time.

We appreciate your understanding on the matter.

Respectfully,

DLT Resolution Inc.

/s/ John S. Wilkes

John S. Wilkes, President